Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

SEC File No.: 001-05097

Date: January 25, 2016

Explanatory Note: The following email communication was distributed by Tyco International plc to its employees.

Tyco to Merge with Johnson Controls

Powerful combined company will create new possibilities

for improving customer operations in buildings and beyond

Dear Colleagues:

We have just announced the exciting news that Tyco and Johnson Controls have agreed to merge to create the leader in building products and technology, integrated solutions and energy storage. The new combined company will be a powerful organization - uniquely positioned to provide the most comprehensive portfolio of building and energy platforms - integrating best-in-class product, installation and service capabilities across controls, fire, security, HVAC, power solutions and energy storage. The combination will bring together complementary businesses and strengths of two great companies, enabling us to meet the needs of a broad base of customers including large institutions, commercial buildings, retail, industrial, small business and residential.

By combining with Johnson Controls, we are accelerating our ability to partner with customers and deliver advanced building technology and integrated solutions that improve their overall performance and operations. In addition, we will combine our innovation pipelines to better capture the enormous “smart” market opportunities being created by software technology, greater connectivity and the “Internet of Things.”

Both companies have deeply experienced management teams with extensive market expertise, customer-centric operating philosophies and a commitment to growth. Following completion of the merger, which is expected by the end of fiscal year 2016, we will operate under the Johnson Controls plc name and the new company’s place of incorporation and principal executive offices will be in Cork, Ireland, where Tyco’s current global headquarters is located. The primary operational headquarters in North America for the combined company will be in Milwaukee, Wisconsin, USA, where Johnson Controls has been based. After the merger, I will serve as President and Chief Operating Officer, leading the combined business operations and the integration, and Johnson Controls Chairman and Chief Executive Officer Alex Molinaroli will serve as Chairman and Chief Executive Officer, leading the new company’s strategy, governance and corporate functions. This structure will remain in place for 18 months, after which I will become Chief Executive Officer and Alex Molinaroli will transition to Executive Chairman.

Until the merger closes, the two companies will remain separate and focused on managing our respective businesses independently. During this time, it is absolutely imperative that we all proceed with “business as usual.” Our top priority continues to be serving the needs of our customers.

We are committed to keeping you informed about developments throughout this process. Today, we are holding a conference call with leadership so that they can help you understand more about the planned merger, and we will schedule an all-employee conference call or webcast to provide additional information and answer general employee questions - the specific details will be provided as soon as available. We will also provide information about significant decisions and developments to leaders and managers along the way, so if you have any questions or concerns, please do not hesitate to speak with them.

As you all know, this year marked the final year of our three-year plan as the new Tyco, and I am proud that we have delivered strong results for our customers and shareholders.

Thank you for your contributions to our success. I am excited about the opportunities ahead of us, and I look forward to what our combined companies can achieve together.

Regards,

George Oliver

Chief Executive Officer

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Tyco Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and Johnson Controls to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Statement Required by the Irish Takeover Rules

The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco Tyco and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.